UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Home Plate Acquisition Corporation
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

43734R103
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 43734R103


1
NAMES OF REPORTING PERSONS

  Atalaya Special Purpose Investment Fund II LP


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [x]
(b)  [ ]


3
SEC USE ONLY


 4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5
SOLE VOTING POWER

 0


6
SHARED VOTING POWER

 264,330


7
SOLE DISPOSITIVE POWER

 0

8
SHARED DISPOSITIVE POWER

 264,330


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 264,330


10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

[]


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 1.32%


12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

 PN




CUSIP No. 43734R103

1
NAMES OF REPORTING PERSONS

 ACM ASOF VII (Cayman) Holdco LP


2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]



3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

 Cayman Islands


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5
SOLE VOTING POWER

 0


6
SHARED VOTING POWER

 370,854


7
SOLE DISPOSITIVE POWER

 0


8
SHARED DISPOSITIVE POWER

 370,854


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 370,854


10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

[]


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 1.85%


12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

 PN




CUSIP No. 43734R103

1
NAMES OF REPORTING PERSONS

 ACM Alameda Special Purpose Investment Fund II LP


2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]


3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

 Cayman Islands


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5
SOLE VOTING POWER

 0


6
SHARED VOTING POWER

 232,650


7
SOLE DISPOSITIVE POWER

 0


8
SHARED DISPOSITIVE POWER

 232,650


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 232,650


10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

[]


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 1.16%


12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

 PN

CUSIP No. 43734R103

1
NAMES OF REPORTING PERSONS

ACM Alamosa (Cayman) Holdco LP


2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]


3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

 Cayman Islands


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5
SOLE VOTING POWER

 0


6
SHARED VOTING POWER

 0


7
SOLE DISPOSITIVE POWER

 0


8
SHARED DISPOSITIVE POWER

 0


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 0


10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

[]



11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 0%


12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

 PN




CUSIP No. 43734R103

1
NAMES OF REPORTING PERSONS

 Atalaya Capital Management LP


2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]


3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

 Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5
SOLE VOTING POWER

0


6
SHARED VOTING POWER

1,238,688


7
SOLE DISPOSITIVE POWER

 0

8
SHARED DISPOSITIVE POWER

 1,238,688


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,238,688


10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

[]


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 6.19%


12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

 IA, PN





CUSIP No. 43734R103

1
NAMES OF REPORTING PERSONS

 Corbin ERISA Opportunity Fund, Ltd.



2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]


3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

 Cayman Islands


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5
SOLE VOTING POWER

 0


6
SHARED VOTING POWER

 370,854


7
SOLE DISPOSITIVE POWER

0


8
SHARED DISPOSITIVE POWER

370,854


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 370,854


10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

[]


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 1.85%


12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

 OO




CUSIP No. 43734R103

1
NAMES OF REPORTING PERSONS

 Corbin Capital Partners GP, LLC


2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]


3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

 Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5
SOLE VOTING POWER

 0


6
SHARED VOTING POWER

 370,854


7
SOLE DISPOSITIVE POWER

 0


8
SHARED DISPOSITIVE POWER

 370,854


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 370,854



10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)
[]


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.85%


12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO





CUSIP No. 43734R103

1
NAMES OF REPORTING PERSONS

Corbin Capital Partners, L.P.


2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]


3
SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5
SOLE VOTING POWER

 0


6
SHARED VOTING POWER

 370,854

7
SOLE DISPOSITIVE POWER

 0


8
SHARED DISPOSITIVE POWER

 370,854


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 370,854


10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

[]


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 1.85%


12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

 IA, PN





Item 1(a).	Name of Issuer:
       Home Plate Acquisition Corporation

Item 1(b).	Address of Issuers Principal Executive Offices:
       P.O. Box 1314, New York, NY 10028

Item 2(a).	Name of Person Filing:
        This Statement is filed on behalf of the following persons (collectively, the Reporting Persons):

i.	Atalaya Special Purpose Investment Fund II LP (ASPIF II);
ii.	ACM ASOF VII (Cayman) Holdco LP (ASOF);
iii.	ACM Alameda Special Purpose Investment Fund II LP (Alameda);
iv.	ACM Alamosa (Cayman) Holdco LP (Alamosa);
v.	Atalaya Capital Management LP (ACM);
vi.	Corbin ERISA Opportunity Fund, Ltd. (CEOF);
vii.	Corbin Capital Partners GP, LLC (Corbin GP); and
viii.	Corbin Capital Partners, L.P. (CCP).


Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of ASPIF II, ASOF, Alameda, Alamosa and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, Corbin GP and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.


Item 2(c).	Citizenship:

Each of ASPIF II, ACM and CCP is a Delaware limited partnership. Each of ASOF, Alameda and Alamosa is a Cayman Islands exempted limited partnership. CEOF is a Cayman Islands exempted company. Corbin GP is a Delaware limited liability company.


Item 2.(d)	Title of Class of Securities
Class A common stock, par value $0.0001 per share (the "Shares").


Item 2.(e)	CUSIP Number
43734R103





Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.


Item 4(a).	Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 1,238,688 Shares, which amount includes (i) the 264,330 Shares beneficially owned by ASPIF II, (ii) the 370,854 Shares beneficially owned by ASOF, (iii) the 232,650 Shares beneficially owned by Alameda and (iv) the 370,854 Shares beneficially owned by CEOF. Each of Corbin GP and CCP may be deemed the beneficial owner of 370,854 Shares, which amount includes the 370,854 Shares beneficially owned by CEOF.


Item 4(b).	Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 6.19% of Shares outstanding, which amount includes (i) 1.85% of Shares outstanding beneficially owned by ASPIF II, (ii) 1.32% of Shares outstanding beneficially owned by ASOF, (iii) 1.16% of Shares outstanding beneficially owned by Alameda and (iv) the 1.85% of Shares outstanding beneficially owned by CEOF. Each of Corbin GP and CCP may be deemed the beneficial owner of approximately 1.85% of Shares outstanding, which amount includes 1.85% of Shares outstanding beneficially owned by CEOF. These percentages are based on 20,000,000 shares of Class A common stock as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 10, 2022.

Item 4(c).	Number of shares as to which such person has:

ASPIF II:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 264,330
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 264,330

ASOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 370,854
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 370,854

Alameda:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 232,650
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 232,650

Alamosa:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

ACM:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,238,688
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,238,688


CEOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 370,854
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 370,854


Corbin GP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 370,854
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 370,854

CCP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 370,854
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 370,854


The Shares are directly held by ASPIF II, ASOF, Alameda, Alamosa and CEOF (the Direct Holders). As ASPIF II, ASOF, Alameda and Alamosa's investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF II, ASOF, Alameda and Alamosa. As CEOFs investment manager, CCP has the power to vote and direct the disposition of all Shares held by CEOF. This report shall not be deemed an admission that ACM, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.


Item 5.   Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary.
Which Acquired the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group

ASPIF II, ASOF, Alameda, Alamosa, ACM, CEOF, Corbin GP and CCP may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 1,238,690 Shares. CEOF, Corbin GP and CCP disclaim beneficial ownership over the Shares held directly by ASPIF II, ASOF, Alameda and Alamosa. ASPIF II, ASOF, Alameda, Alamosa and ACM disclaim beneficial ownership over the Shares held directly by CEOF.


Item 9.Notice of Dissolution of Group

This Item 9 is not applicable.


Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2023


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II
LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel